FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 28, 2014

2

TRANSLATION

Autonomous City of Buenos Aires, August 28, 2014

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: YPF S.A. enters into Agreement
with Petronas (E&P) Overseas
Ventures Sdn. Bhd

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that today YPF S.A. (“YPF”) executed an agreement (the “Agreement”) with Petronas (E&P) Overseas Ventures Sdn. Bhd (“Petronas”), by which YPF and Petronas agreed on the main terms and conditions for the joint development of a shale oil pilot project in three annual phases with a total investment of up to US$550 million plus applicable VAT, in the La Amarga Chica concession area, located in the province of Neuquén (see attached map), of which Petronas will contribute US$475 million and YPF will contribute US$75 million. The pilot phase will start once the final project documents are executed and certain conditions precedent are fulfilled. Upon completion of funding for each of the individual annual phases, Petronas will have the option to exit the joint development arrangement by surrendering its ownership interest in the concession. If Petronas exercises this exit right, it will be entitled to 50% of the net production value of the wells drilled up to its exercise of the exit rights. After the total commitments by the parties has been funded, the parties will each fund 50% of the work program and budget costs in accordance with the project documents. YPF will be the operator of the concession area and will assign a 50% participation in the exploitation concession to Petronas.

The Agreement provides for an exclusive period for the negotiation and execution of a series of definitive project agreements which will enter into force subject to compliance with a number of conditions precedent to be fulfilled before December 31, 2014, mainly related to the ownership of the concession for the area, a 35 year term for the exploitation concession and the tax framework of the project, including promotional, tax and royalty commitments, with the aim of initiating the pilot activity in La Amarga Chica in the first quarter of 2015.

Finally, the Agreement provides that both companies will evaluate expanding the strategic partnership to other exploration areas with a potential for unconventional resources.

Yours faithfully,

Rodrigo Cuesta

Legal Affairs Corporate Vice President,

with Power of Attorney

YPF S.A.

TRANSLATION

ANNEX I (Map of the Area)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 28, 2014	By:	/s/ Rodrigo Cuesta
	Name:	Rodrigo Cuesta
	Title:	Legal Affairs Corporate Vice President, with Power of Attorney